

CORPORATE NEWS

Transaction Update: Commencement of the Offer Period

Alexander Zehnder
CEO

Dear *RNA people*,

We are writing to share that the Offer period for CureVac's shareholders to accept the Offer has now commenced and is scheduled to expire on Wednesday, December 3, 2025, at 9:00 a.m. ET / 3:00 p.m. CET.

CureVac's management board and supervisory board unanimously recommend that CureVac's shareholders accept the Offer and tender their CureVac shares pursuant to the Offer. For more information on how to accept the Offer, please contact the information agent, Georgeson, at curevacoffer@georgeson.com or +1 (732) 353-1948.

In addition, we have announced an Extraordinary General Meeting (EGM) of CureVac's shareholders to be held on Tuesday, November 25, 2025, to adopt, among other things, certain resolutions relating to the transaction.

As mentioned in the EGM notice, pending approval at the meeting and subject to and effective as of the closing of the Offer, Sierk Poetting, James Ryan, and Annemarie Hanekamp will be appointed to the CureVac NV supervisory board and Ramón Zapata Gomez will be appointed to the CureVac NV management board. In addition, Baron Jean Stéphenne, Mathias Hothum, Craig A. Tooman, Klaus Schollmeier, Michael Brosnan, Alexander Zehnder, Axel Sven Malkomes, Malte Greune, Myriam Mendila and Thaminda Ramanayake will, subject to and effective as of the closing of the Offer, step down from their respective board positions.

As always, we remain committed to continuing to keep you informed and will update you in the Town Hall planned for today at 9:00 a.m. ET / 3:00 p.m. CET.

Best regards,

October 22, 2025

Press Release



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